FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


For the month of                           June                      2005
                           ----------------------------------       -----------
Commission File Number
                                       000-51034
                           ----------------------------------


                           ACE Aviation Holdings Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

             Form 20-F                        Form 40-F       X
                       --------------                   -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                                 No          X
                  -----------------                  ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                                 DOCUMENT INDEX

Document

1. Material Change Report dated June 27, 2005.

                                                                 Document 1


                                 FORM 51-102F3
                             MATERIAL CHANGE REPORT



Item 1       Name and Address of Company

             ACE Aviation Holdings Inc.
             5100 de Maisonneuve Boulevard West
             Montreal, Quebec
             H4A 3T2

Item 2       Date of Material Change

             June 18, 2005.

Item 3       News Release

             Air Canada, a subsidiary of ACE Aviation Holdings Inc. ("ACE Aviation" or the "Company"), issued a press release with respect to a material change on June 18, 2005.

Item 4       Summary of Material Change

             On June 18, 2005, Air Canada said that it has been informed by the Air Canada Pilots Association ("ACPA") that the tentative agreement on costs and other issues relating to the Boeing order has been rejected by the union membership. ACPA leadership had recommended ratification of the tentative agreement which had been negotiated with the assistance of Mediator Mr. M.G. Mitchnik. The Company accepts the pilots' decision and has notified Boeing of the order cancellation.

Item 5       Full Description of Material Change

             On June 18, 2005, Air Canada said that it has been informed by the ACPA that the tentative agreement on costs and other issues relating to the Boeing order has been rejected by the union membership. ACPA leadership had recommended ratification of the tentative agreement which had been negotiated with the assistance of Mediator Mr. M.G. Mitchnik. The Company accepts the pilots' decision and has notified Boeing of the order cancellation.

             The agreement with Boeing announced on April 25 was subject to the successful completion of certain conditions including the negotiation of satisfactory terms by the airline with its pilots. The order is subject to cancellation without penalty.

             The agreement with Boeing included firm orders for 18 Boeing 777s, plus purchase rights for 18 more, in a mix of the 777 family's newest models: the 777-300ER, the 777-200LR Worldliner, and the newly announced 777 Freighter. Air Canada's 777 deliveries were scheduled to begin next year with the arrival of three 777-300ERs in 2006. The renewal plan also included firm orders for 14 Boeing 787 Dreamliners, scheduled for delivery in 2010.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

             This report is not being filed on a confidential basis.

Item 7       Omitted Information

             None.

Item 8       Executive Officer

             For further information, please contact Sydney John Isaacs, Senior Vice-President, Corporate Development and Chief Legal Officer at
             (514) 205-7852.

Item 9       Date of Report

             June 27, 2005.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ACE AVIATION HOLDINGS INC.
                                             ----------------------------------
                                                        (Registrant)

Date:     June 27, 2005                      By:  /S/ SYDNEY J. ISAACS
         -------------------------               ------------------------------
                                                 Name: Sydney J. Isaacs
                                                 Title: Senior Vice President,
                                                 Corporate Development
                                                 and Chief Legal Officer